

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 24, 2017

Lewis B. Gardner, Esq.
General Counsel and Vice President, External Affairs
EQT Corporation
625 Liberty Avenue, Suite 1700
Pittsburgh, PA 15222

> **Re:** **EQT Corporation**
> **Registration Statement on Form S-4**
> **Filed July 27, 2017**
> **File No. 333-219508**

Dear Mr. Gardner:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your amended filing to address the class action complaint filed on August 2, 2017 in Delaware federal court, challenging the proposed merger and alleging violations of Sections 14(a) and 20(a) of the Exchange Act.

The Merger

Background of the Merger, page 56

2. Please provide us supplementally with copies of any non-public information — board books, documents, financial forecasts (including "preliminary financial and strategic considerations"), projections and presentations — used by the companies in the merger negotiations. We may have additional comments.

3.   Explain why Rice and EQT decided not to pursue further discussions in July of 2015.

4.   We note from your disclosure that Company A discontinued merger negotiations in August 2016, on account of changes in the trading price of Rice Energy's stock relative to its own. In order to place the Rice Energy board's consideration of possible alternatives in context, please revise to discuss whether the Rice Energy board attempted to re-engage Company A in March 2017 once the company agreed to reconvene merger discussions with EQT.

5.   Unlike your discussion of earlier terms proposed by EQT, you do not indicate the premium offered on May 4, 2017 or in later discussions. Nor do you indicate the market price of each company so that investors can calculate the premium. Please advise or revise.

6.   We note a number of references to "open deal points" in your later discussion in this section, after EQT and Rice Energy began to consider formal proposals. Please revise to more fully describe these deliberations and clarify how the terms evolved during the course of these discussions. Please also elaborate on the financial underpinnings of the implied value calculations reflected in the various proposals and counterproposals.

7.   To the extent that the series of calls conducted on June 4, 2017 impacted any executive officers, please also provide more details.

8.   Please expand further on the Rice Energy board's rationale in concluding that Company C could not potentially provide a proposal superior to the EQT proposal, in light of your representation that Company C had not yet provided significant detail regarding an alternative combination transaction on the June 15, 2017 call.

Opinion of EQT's Financial Advisor, page 85

Opinion of Rice's Financial Advisor, page 106

9.   Please supplement your disclosure in the above-referenced sections to explain whether Rice Energy equity award conversions impacted the analysis undertaken by Citi and Barclays, respectively, in connection with the rendering of the fairness opinions.

Unaudited Pro Forma Condensed Combined Financial Statements

Note 2 – Pro Forma Adjustments and Assumptions, page 167

10.   Revise to provide a qualitative description of the factors that make up the goodwill recognized on a pro forma basis in connection with the merger consistent with FASB ASC 805-30-50-1a. In addition, separately disclose each significant class of intangible asset recognized on a pro forma basis.

11.   Pro forma adjustment (c) relates to the planned issuance of new senior notes, the planned upsize of your revolving credit facility, and the planned extinguishment of outstanding indebtedness of Rice Energy Inc. As these adjustments appear to relate to actions management intends to take in response to the merger transaction, tell us how they are consistent with Rules 11-02(a) and 11-02(b)(6) of Regulation S-X.

12.   Revise your disclosure related to adjustment (i) to explain your basis for using a tax rate for your pro forma income tax adjustments which appears to differ from the statutory rate.

<u>Note 4 – Supplemental Pro Forma Natural Gas, NGLs and Crude Oil Reserves Information, page 174</u>

13.   Revise your disclosure of pro forma proved reserves to provide the total reserve quantities for all products. Refer to SAB Topic 2D along with FASB ASC 932-235-50-4 and 55-2.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3745 with any other questions.

                                        Sincerely,

                                        /s/ Loan Lauren P. Nguyen *for*

                                        H. Roger Schwall
                                        Assistant Director
                                        Office of Natural Resources

cc: Steven A. Cohen
        Victor Goldfeld
        Wachtell, Lipton, Rosen & Katz